July 12, 2007

FILED VIA EDGAR

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Fidelity Bond Filing (40-17G/A)

Ladies and Gentlemen:

Pursuant to the requirements of Rule 17g-1(g)(1) under the Investment Company Act of 1940 (“1940 Act”), we are submitting for filing with the Commission this letter and the following documents:

1. a copy of Rider No. 9 to the joint fidelity bond that includes as an insured participant in the joint fidelity bond the following registrant:

MLP & Strategic Equity Fund Inc. (File No. 811-22040)

2. a copy of the resolutions of a majority of the Board of Directors who are not “interested persons” of the registered management investment companies covered by the bond approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such companies;

3. a statement showing the amount of the single insured bond that each investment company would have provided and maintained had it not been named as an insured under a joint insured bond (and showing that each investment company’s investment adviser, IQ Investment Advisors LLC, is also covered by, and pays part of the premium for, the joint fidelity bond); and

4. a copy of the amended and restated joint fidelity bond agreement dated as of June 29, 2007 between each of the investment companies covered by the bond pursuant to Rule 17g-1(f) under the 1940 Act.

Each of the documents listed above (1 through 4) is incorporated by reference to the Fidelity Bond filing (40-17G) on July 12, 2007 by MLP & Strategic Equity Fund Inc. (811-22040).

The premium for the joint fidelity bond has been paid for the period of October 26, 2006 through October 26, 2007.

MLP & Strategic Equity Fund Inc. commenced operations on June 29, 2007 and was added to the joint fidelity bond as an insured participant effective as of June 29, 2007.

If you have any questions regarding this filing, please contact me at 212-449-6577.

Very truly yours,

/s/ Colleen R. Rusch
Colleen R. Rusch
Chief Administrative Officer
IQ Investment Advisors LLC